As filed with the Securities and Exchange Commission on June 3, 2009.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Domino’s Pizza, Inc.

(Name of Subject Company (issuer))

Domino’s Pizza, Inc.

(Name of Filing Person (offeror))

Options to Purchase Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

256754A201

(CUSIP Number of Common Stock Underlying Class of Securities)

David A. Brandon

Chief Executive Officer

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, Michigan 48106

Telephone: (734) 930-3030

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Jane D. Goldstein, Esq. Craig E. Marcus, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 Telephone: (617) 951-7000 Telecopy: (617) 951-7050	Kenneth B. Rollin Executive Vice President & General Counsel Domino’s Pizza, Inc. 30 Frank Lloyd Wright Drive Ann Arbor, Michigan 48106 Telephone: (734) 930-3030 Telecopy: (734) 747-6210

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$8,512,300*	$475.00**

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered for new options and cancelled pursuant to this offer. The options eligible for exchange have a value of $8,512,300 calculated using the Black-Scholes option pricing method based on a price per share of common stock of $6.45, the price of the Issuer’s common stock as reported on The New York Stock Exchange on March 20, 2009.

**	Calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $475.00	Filing Party: Domino’s Pizza, Inc.
Form or Registration No.: 005-80414	Date Filed: March 24, 2009

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on March 24, 2009, as amended and supplemented by Amendments Nos. 1, 2, 3, 4 and 5, relating to an offer by Domino’s Pizza, Inc. (the “Company”) to its employees to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2004 Equity Incentive Plan (the “Offer”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 6 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 4. Terms of the Transaction.

The Offer expired at 9:00 a.m., Eastern Time, on Monday, June 1, 2009. Pursuant to the Offer, Eligible Optionholders (as defined in the offering memorandum relating to the Offer, as amended (the “Offering Memorandum”)) tendered, and the Company accepted for cancellation, Eligible Options (as defined in the Offering Memorandum) to purchase an aggregate of 4,468,436 shares of the Company’s common stock from 264 participants, representing approximately 99.8% of the total shares of common stock underlying options eligible for exchange in the Offer.

On Monday, June 1, 2009, the Company granted Replacement Options (as defined in the Offering Memorandum) to Eligible Optionholders to purchase 3,897,511 shares of common stock in exchange for the cancellation of the tendered Eligible Options. The exercise prices per share of the Replacement Options granted in the Offer were calculated based on the closing price of the Company’s common stock as reported by The New York Stock Exchange on May 29, 2009 ($9.06) according to the formula set forth in the Offering Memorandum, and range from $10.06 to $13.41.

Item 12. Exhibits.

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated March 24, 2009, as amended.

(a)(1)(ii)*	Communication to Eligible Optionholders Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around March 24, 2009.

(a)(1)(iii)*	Presentation to Eligible Optionholders, to be shown at a live meeting on or around March 24, 2009.

(a)(1)(iv)*	Stock Option Exchange Program Overview, to be given or made available online to Eligible Optionholders on or around March 24, 2009.

(a)(1)(v)*	Form of Domino’s Pizza, Inc. Stock Option Exchange Program Election/Withdrawal Form.

(a)(1)(vi)*	Form of Communication to Tendering Domino’s Pizza, Inc. Optionholders Confirming Receipt of Domino’s Pizza Inc. Stock Option Election Form.

(a)(1)(vii)	Domino’s Pizza, Inc. Annual Report on Form 10-K for the period ended December 28, 2008, filed with the Securities and Exchange Commission on February 24, 2009 is hereby incorporated by reference.

(a)(1)(viii)	Domino’s Pizza, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2009 is hereby incorporated by reference.

(a)(1)(ix)*	Communication to Eligible Optionholders regarding the amended Offer, dated April 10, 2009.

(a)(1)(x)*	Communication to Eligible Optionholders residing in the Netherlands, dated April 28, 2009.

(a)(1)(xi)	Domino’s Pizza, Inc. Quarterly Report on Form 10-Q for the period ended March 22, 2009, filed with the Securities and Exchange Commission on April 30, 2009 is hereby incorporated by reference.

(a)(1)(xii)*	Communication to Eligible Optionholders announcing the change in the definition of Eligible Options and the extension of the Offer, dated May 1, 2009.

(a)(1)(xiii)*	Communication to Eligible Optionholders announcing the closing price as of May 29, 2009, dated May 29, 2009.

(a)(1)(xiv)	Communication to Eligible Optionholders announcing the acceptance of Eligible Options for exchange, dated June 1, 2009.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for Domino’s Pizza, Inc.’s 2009 Annual Meeting of Stockholders filed on March 23, 2009 is hereby incorporated by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Amended Domino’s Pizza, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.1 to the Domino’s Pizza, Inc. quarterly report on Form 10-Q for the fiscal quarter ended June 18, 2006, is hereby incorporated by reference.

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMINO’S PIZZA, INC.

June 3, 2009	By:	/S/ DAVID A. BRANDON
David A. Brandon
Chief Executive Officer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated March 24, 2009, as amended.

(a)(1)(ii)*	Communication to Eligible Optionholders Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around March 24, 2009.

(a)(1)(iii)*	Presentation to Eligible Optionholders, to be shown at a live meeting on or around March 24, 2009.

(a)(1)(iv)*	Stock Option Exchange Program Overview, to be given or made available online to Eligible Optionholders on or around March 24, 2009.

(a)(1)(v)*	Form of Domino’s Pizza, Inc. Stock Option Exchange Program Election/Withdrawal Form.

(a)(1)(vi)*	Form of Communication to Tendering Domino’s Pizza, Inc. Optionholders Confirming Receipt of Domino’s Pizza Inc. Stock Option Election Form.

(a)(1)(vii)	Domino’s Pizza, Inc. Annual Report on Form 10-K for the period ended December 28, 2008, filed with the Securities and Exchange Commission on February 24, 2009 is hereby incorporated by reference.

(a)(1)(viii)	Domino’s Pizza, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2009 is hereby incorporated by reference.

(a)(1)(ix)*	Communication to Eligible Optionholders regarding the amended Offer, dated April 10, 2009.

(a)(1)(x)*	Communication to Eligible Optionholders residing in the Netherlands, dated April 28, 2009.

(a)(1)(xi)	Domino’s Pizza, Inc. Quarterly Report on Form 10-Q for the period ended March 22, 2009, filed with the Securities and Exchange Commission on April 30, 2009 is hereby incorporated by reference.

(a)(1)(xii)*	Communication to Eligible Optionholders announcing the change in the definition of Eligible Options and the extension of the Offer, dated May 1, 2009.

(a)(1)(xiii)*	Communication to Eligible Optionholders announcing the closing price as of May 29, 2009, dated May 29, 2009.

(a)(1)(xiv)	Communication to Eligible Optionholders announcing the acceptance of Eligible Options for exchange, dated June 1, 2009.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for Domino’s Pizza, Inc.’s 2009 Annual Meeting of Stockholders filed on March 23, 2009 is hereby incorporated by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Amended Domino’s Pizza, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.1 to the Domino’s Pizza, Inc. quarterly report on Form 10-Q for the fiscal quarter ended June 18, 2006, is hereby incorporated by reference.

(g)	Not applicable

(h)	Not applicable

*	Previously filed.